Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

February 23, 2017 and the Prospectus dated October 16, 2014

Registration No. 333-199425

Pricing Term Sheet

CDW LLC

CDW FINANCE CORPORATION

$600,000,000 5.000% Senior Notes due 2025

Pricing Supplement, dated February 23, 2017, to the Preliminary Prospectus Supplement, dated February 23, 2017 (the “Preliminary Prospectus Supplement”), and related Base Prospectus, dated October 16, 2014 (the “Base Prospectus”), of CDW LLC and CDW Finance Corporation. This supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the Base Prospectus. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and the Base Prospectus and supersedes the information in the Preliminary Prospectus Supplement and the Base Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and Base Prospectus. Terms used herein and not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement and the Base Prospectus.

The aggregate principal amount of notes to be issued in the offering increased from $500,000,000 to $600,000,000. The increased amount of $100,000,000 will be used to correspondingly reduce the amount of borrowings under ABL Facility being utilized (a) to fund the redemption of $600.0 million aggregate principal amount of our 2022 Senior Notes, representing all of the 2022 Senior Notes currently outstanding, at a redemption price of 100% of the principal amount redeemed plus a “make whole” premium, and accrued and unpaid interest to the date of redemption, and (b) to pay fees and expenses related to the redemption and this offering. The information in the Preliminary Prospectus Supplement (including, but not limited to, the financial information in the capitalization table and use of proceeds) is deemed to have changed to the extent affected by the increase in the size of the offering of the Notes.

Issuers:	CDW LLC (“CDW”) and CDW Finance Corporation (“Finance Co” and, together with CDW, the “Issuers”)

Title of Securities:	5.000% Senior Notes due 2025 (the “Notes”)

Aggregate Principal Amount:	$600,000,000, which represents an increase of $100,000,000 from the offering size in the Preliminary Prospectus Supplement.

Gross Proceeds to Issuer:	$600,000,000

Net Proceeds to Issuer before Gross Spread:	$600,000,000

Final Maturity Date:	September 1, 2025

Issue Price:	100.000% plus accrued interest, if any, from March 2, 2017

Coupon:	5.000%

Spread to Benchmark Treasury:	+265 basis points

Benchmark Treasury:	UST 2% due August 15, 2025

Gross Spread:	1.000% of the principal amount of the Notes

Interest Payment Dates:	March 1 and September 1

Record Dates:	February 15 and August 15

First Interest Payment Date:	September 1, 2017

Optional Redemption:	On or after March 1, 2020, the Issuers may redeem all or part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, to the date of redemption, subject to the rights of Holders of Notes on any relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below.

Year	Percentage
2020	103.750%
2021	102.500%
2022	101.250%
2023 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	At any time prior to March 1, 2020, the Issuers may on any one or more occasions redeem up to 40% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 105.000% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:	At any time prior to March 1, 2020, the Issuers may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of the date of redemption, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of Holders of Notes on any relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(a)	1% of the then-outstanding principal amount of such Note; and

(b)	the excess, if any, of:

(1) the present value at such redemption date of (i) the redemption price of the Note at March 1, 2020 (such redemption price being set forth under “Optional Redemption” above) plus (ii) all required interest payments due on the Note through March 1, 2020 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(2) the then-outstanding principal amount of the Note.

“Treasury Rate” means, as of the applicable redemption date, the weekly average rounded to the nearest 1/100th of a percentage point (for the most recently completed week for which such information is available as of the date that is two Business Days prior to the redemption date or, in the case of a satisfaction and discharge or defeasance, at least two Business Days prior to the date on which the Issuers deposit the amounts required under the Indenture) of the yield to maturity of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) with respect to each applicable day during such week (or, if such Statistical Release is no longer published or no market data appears thereon, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to March 1, 2020; provided, however, that if the period from such redemption date to March 1, 2020 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Offer:	101%, plus accrued and unpaid interest, if any, to, but not including, the date of payment.

CUSIP/ISIN Numbers:	CUSIP: 12513G BC2

ISIN: US12513GBC24

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Barclays Capital Inc.

Goldman, Sachs & Co.

RBC Capital Markets, LLC

Co-Managers:	U.S. Bancorp Investments, Inc.

MUFG Securities Americas Inc.

Capital One Securities, Inc.

HSBC Securities (USA) Inc.

Trade Date:	February 23, 2017

Settlement Date:	March 2, 2017 (T+5)

It is expected that delivery of the notes will be made against payment therefor on or about March 2, 2017, which will be the fifth business day following the date hereof (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is three business days preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes prior to the date that is three business days preceding the settlement date should consult their own advisor.

Denominations:	$2,000 and integral multiples of $1,000

Distribution:	SEC Registered (Registration No. 333-199425)

Trustee:	U.S. Bank National Association

Changes from Preliminary Prospectus Supplement

—Recent Developments—Amendments to term loan credit facility and ABL facility

The first paragraph is hereby modified by replacing the first and second sentences thereof with the following: “We have received commitments to amend the terms of our Term Loan Credit Facility to reduce the applicable margin on the full amount of term loans outstanding thereunder by 0.25%.”

This information does not purport to be a complete description of these securities or the offering. Please refer to the Preliminary Prospectus Supplement and the Base Prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuers have filed a registration statement (Registration No. 333-199425) (including the Preliminary Prospectus Supplement and the Base Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the Base Prospectus in that registration statement and other documents the Issuers have filed with the SEC, including those incorporated by reference into the Preliminary Prospectus Supplement and the Base Prospectus, for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers or the underwriters will arrange to send you the Preliminary Prospectus Supplement and the Base Prospectus if you request it by contacting (i) J.P. Morgan Securities LLC, 383 Madison Avenue, 3rd Floor, New York, NY 10179, Attention: Syndicate Desk or by telephone (toll-free) at (800) 245-8812, (ii) Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, NY 10014, by telephone (toll-free) at (866) 718-1649 or by e-mail at prospectus@morganstanley.com, (iii) Wells Fargo Securities, LLC by telephone (toll-free) at (800) 326-5897, (iv) Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department, or e-mail dg.prospectus_requests@baml.com, (v) Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone (toll-free) at (888) 603-5847 or by e-mail at barclaysprospectus@broadridge.com, (vi) Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, by telephone (toll free) at (866) 471-2526, by facsimile at (212) 902-9316 or by e-mail at prospectus-ny@ny.email.gs.com, (vii) RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor New York, New York 10281, Attention: Leveraged Finance Capital Markets; or by telephone at 1-877-280-1299, (viii) U.S. Bancorp Investments, Inc. by telephone (toll-free) at (877) 558-2607, (ix) MUFG Securities Americas Inc. by telephone (toll-free) at (877) 649-6848, (x) Capital One Securities, Inc. by telephone (toll-free) at 1.800.666.9174 or (xi) HSBC Securities (USA) Inc. by telephone (toll-free) at (866) 811-8049.

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